

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2011

Via E-mail
Richard Henderson
President
Renewable Fuel Corp
7251 West Lake Mead Boulevard, Suite 300
Las Vegas, Nevada 89128

> **Re:** **Renewable Fuel Corp**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed September 21, 2011**
> **File No. 333-170542**

Dear Mr. Henderson:

We have reviewed your registration statement and response letter and have the following comments.

The Offering, page 4

1. We note your response to comment 2 of our letter dated September 9, 2011. Supplementally in your letter of correspondence, please describe for us all of the share issuances that have occurred since the pendency of this registration statement. Please identify the dates of the transactions, individuals who received the shares and the number of shares issued to such individual, and the exemption relied upon for each issuance. Please ensure that you have clear corresponding disclosure in the Recent Sales of Unregistered Securities section.

Note 5. Impairment of Long-Lived Assets, page 89

2. We note your response to comment seven of our letter dated September 9, 2011. In your response you state that "the best indication is that the property's market value is the appraised value (or replacement cost)". You also state that "the fair value of the plant was based on the replacement cost and not the discounted cash flows". It appears to us that what a market participant would be willing to pay to purchase your plant would be solely based on the cash flows they could reasonably expect to generate from operating the plant. It does not appear to us that what you paid to construct the plant or what a market participant may expect to pay now to construct a similar facility would impact a decision to purchase your existing plant. Please revise your initial impairment analysis, as well as each subsequent impairment analysis, to consider whether the carrying value of your Malaysian plant is recoverable based on the cash flows that could reasonably be expected to be generated, including a reasonable rate of return, by a potential buyer

operating the plant based on the market conditions that existed as of the date of each impairment analysis. Each impairment analysis should fully consider the market for biodiesel, general and administrative costs necessary to produce and sell products, shipping costs required to reach potential customers based on the location of your plant, technological changes that may require changes to existing plant assets, costs necessary to get the plant to operational status, and any other relevant costs. The impact of incentives, such as tax incentives, should only be considered in determining a reasonable margin, only if the continuation of such incentives is probable. If there is any uncertainty regarding the continuation of future incentives, that uncertainty should be taken into account in your analyses.

Recent Sales of Unregistered Securities, page 122
Shares Issued in Exchange of Ownership, page 125

3. We note your response to comment 8 of our letter dated September 9, 2011. Please revise your disclosure in this section to state the number of BRII common shares you received as consideration in 2008 and the number of PBC common shares that were exchanged to Dakap as consideration in 2010.

You may contact Patricia Armelin, Staff Accountant at (202) 551-3747 or, in her absence, Anne McConnell, Senior Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

Cc: Via E-mail
        Michael Williams, Esq.
        Williams Law Group